UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIOENVISION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09059N100

(CUSIP Number)

with copies to:

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genzyme Corporation 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,067,993 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,067,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,067,993 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all outstanding options and warrants.

CUSIP No. 09059N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wichita Bio Corporation 41-2241310

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,067,993 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,067,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,067,993 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all outstanding options and warrants.

CUSIP No. 09059N100

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background
The response set forth in Item 2 of the Original Schedule 13D is hereby amended and supplemented by incorporating by reference Schedule I to this Amendment.
Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by replacing the first two paragraphs with the following:

On May 29, 2007, the Reporting Persons and Bioenvision entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Wichita Bio has commenced a tender offer (the “Offer”) to acquire (i) all of the issued and outstanding common stock, $0.001 par value per share (the “Common Stock”) of Bioenvision, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision and American Stock Transfer & Trust Company as rights agent, (together, the “Common Shares”) at $5.60 per share in cash (the “Common Stock Offer Price”) and (ii) all of the issued and outstanding shares of Series A Convertible Participating Preferred Stock, par value $0.001 per share, (the “Preferred Shares,” and together with the Common Shares, the “Bioenvision Shares”) of Bioenvision at $11.20 per share in cash (the “Preferred Stock Offer Price”), plus all accrued but unpaid dividends.  On July 2, 2007, the Reporting Persons waived the condition to the Offer requiring that there be validly tendered and not withdrawn prior to the Expiration Date (as defined in the Merger Agreement) that number of Common Shares which, when added to any Common Shares owned by the Reporting Persons, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants). Subject to the satisfaction or waiver of the remaining conditions set forth in the Offer and the Merger Agreement, upon consummation of the Offer, the Reporting Persons and Bioenvision will pursue a merger of Wichita Bio with and into Bioenvision (the “Merger”), whereupon Wichita Bio’s separate corporate existence will cease and Bioenvision will continue as the surviving corporation and as a wholly owned subsidiary of Genzyme.  If, under the Offer, the Reporting Persons acquire less shares than required to adopt the Merger Agreement, the Merger Agreement may not be adopted.  If the Merger Agreement is not adopted, the Reporting Persons will be stockholders of Bioenvision and will consider their options from time to time as stockholders.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Genzyme and Wichita Bio entered into Tender and Voting Agreements (each, a “Tender and Voting Agreement”), dated as of the date of the Merger Agreement, with each of Perseus-Soros Biopharmaceutical Fund L.P., Andrew Schiff, Christopher Wood, David Luci, Hugh Griffith, Ian Abercrombie, James Scibetta, Joseph Cooper, Kristen Dunker, Michael Kauffman, Robert Sterling, Steven Elms and Thomas Scott Nelson (each, a “Stockholder” and, collectively, the “Stockholders”).  Pursuant to the Tender and Voting Agreements, each Stockholder has severally agreed to tender their Common Shares and, when applicable, their Preferred Shares in the Offer. As of July 2, 2007, this group held 5,434,409 Common Shares, options to purchase 5,058,575 Common Shares, warrants to purchase 75,009 Common Shares and 2,250,000 Preferred Shares, totaling approximately 22.7% of the fully diluted outstanding Common Shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends) and 100% of the outstanding Preferred Shares.

CUSIP No. 09059N100

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by adding the following after the second full paragraph of Item 4:

As of 12:01 a.m., New York City time, on Monday, July 2, 2007, a total of approximately 11,140,630 Common Shares and 2,250,000 Preferred Shares were validly tendered and not withdrawn (not including Bioenvision Shares delivered through notices of guaranteed delivery), representing approximately 20.2% of the 55,035,740 outstanding Common Shares and 100% of the outstanding Preferred Shares, both as of June 27, 2007. On July 2, 2007, pursuant to the Merger Agreement, the Reporting Persons (a) waived the condition that there be validly tendered and not withdrawn prior to the Expiration Date that number of Common Shares which represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in the money” options and “in the money” warrants) and (b) extended the Expiration Date until 12:01 a.m., New York City time, on July 10, 2007.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by replacing the seventh and eighth paragraphs in Item 4 of the Original Schedule 13D with the following:

If the Offer and Merger are consummated, Genzyme intends to conduct a review of Bioenvision’s operations and business strategy with a view to determining how best to combine Bioenvision’s operations with those of Genzyme in order to streamline the commercialization of Bioenvision’s products and product candidates and to optimize operational effectiveness. Genzyme also plans to assess the various opportunities and risks associated with Bioenvision’s ongoing research and development efforts. Following a detailed assessment of the potential value of these programs, Genzyme will determine whether additional investment or dedication of resources is warranted.

If permitted by applicable law, subsequent to the completion of the Merger, the Reporting Persons intend to delist the Common Shares from The Nasdaq Global Market. The Reporting Persons also intend to seek to cause Bioenvision to apply for termination of registration of the Common Shares under the Act, as soon after the completion of the Offer as the requirements for such termination are met.

If the Merger Agreement is not adopted, the Reporting Persons will be stockholders of Bioenvision, to the extent they acquire shares in the Offer, and will consider their options from time to time as stockholders.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by replacing subparagraphs (a) and (b) with the following:

a)     As of the date hereof, the Reporting Persons own no Bioenvision Shares.  For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 15,067,993 Common Shares, representing approximately 22.7% of the fully diluted outstanding shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends).  The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such Common Shares, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Common Shares covered by this 13D disclosure.

Except as set forth in this Schedule 13D, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.  Except as set forth in this Schedule 13D, to the best of Wichita Bio’s knowledge

CUSIP No. 09059N100

as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.

b)    Prior to May 29, 2007, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Bioenvision Shares.  Upon the completion of the initial offering period, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of Bioenvision Shares, because pursuant to the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 15,067,993 Common Shares, representing approximately 22.7 % of the fully diluted outstanding shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends).  Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such Bioenvision Shares.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 2, 2007

GENZYME CORPORATION

By:	/s/ Peter Wirth
	Name:	Peter Wirth
	Title:	Chief Legal Officer & Executive Vice
President, Legal & Corporate Development

WICHITA BIO CORPORATION

By:	/s/ Peter Wirth
	Name:	Peter Wirth
	Title:	Vice President & Secretary